EXHIBIT 99.1

PRESS RELEASE

Magna Announces Fourth Quarter 2023 Results and 2024 Outlook

Fourth Quarter 2023 Highlights

  Sales increased 9% to $10.5 billion, compared to 7% increase in global light vehicle production
  Sales increased 4% excluding foreign currency translation and acquisitions net of divestitures
  Diluted earnings per share and Adjusted diluted earnings per share increased to $0.94 and $1.33, respectively, compared to $0.33 and $0.94 last year
  Paid $133 million in dividends
  Raised quarterly cash dividend to $0.475 per share

2024 Outlook Highlights

  Sales expected to continue to outgrow global light vehicle production through outlook period
  Expect Adjusted EBIT Margin to expand by 180 basis points or more by 2026 to 7.0-7.7% range

AURORA, Ontario, Feb. 09, 2024 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2023.

		THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
		2023	2022	2023	2022
	Reported

	Sales	$10,454	$9,568	$42,797	$37,840

	Income from operations before income taxes	$310	$146	$1,606	$878

	Net income attributable to Magna International Inc.	$271	$95	$1,213	$592

	Diluted earnings per share	$0.94	$0.33	$4.23	$2.03

Non-GAAP Financial Measures(1)

	Adjusted EBIT	$558	$367	$2,238	$1,708

	Adjusted diluted earnings per share	$1.33	$0.94	$5.49	$4.24

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. Effective July 1, 2023, we revised our calculations of Adjusted EBIT and Adjusted diluted earnings per share to exclude the amortization of acquired intangible assets. The Non-GAAP measures within this press release reflect the revised calculations. Further information and a reconciliation of these Non-GAAP financial measures is included in the back of this press release.

“I am pleased with our 2023 operating performance, highlighted by strong execution on higher sales, success in offsetting inflationary pressures, and the benefits from operational excellence activities across the company. We completed the acquisition of Veoneer Active Safety, and are on track to deliver meaningful synergies to our combined Active Safety business.

As we begin 2024, we remain focused on delivering on our short- and long- term growth, while emphasizing margin expansion, increasing free cash flow and driving returns on investment.”

- Swamy Kotagiri, Magna's Chief Executive Officer

THREE MONTHS ENDED DECEMBER 31, 2023

We posted sales of $10.5 billion for the fourth quarter of 2023, an increase of 9% over the fourth quarter of 2022, which compares to global light vehicle production that increased 7%, including 5%, 7% and 12% higher production in North America, Europe, and China respectively. In addition to higher global vehicle production, our sales benefitted from the launch of new programs and acquisitions net of divestitures, partially offset by the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during the fourth quarter of 2023, which negatively impacted sales by approximately $275 million. Excluding the impact of foreign currency translation and acquisitions net of divestitures, sales increased 4%.

Adjusted EBIT increased to $558 million in the fourth quarter of 2023 compared to $367 million in the fourth quarter of 2022. Our ongoing focus on operational excellence and cost initiatives helped drive strong earnings on higher sales. In addition, the Adjusted EBIT increase mainly reflected productivity and efficiency improvements, including lower costs at certain previously underperforming facilities, higher tooling contribution, higher customer recoveries net of higher production input costs, lower net warranty costs, and lower provisions against certain accounts receivable and other balances, partially offset by the negative impact of the UAW labour strikes during the fourth quarter of 2023, higher launch, engineering and other costs associated with new assembly business, and higher restructuring costs.

Income from operations before income taxes increased to $310 million for the fourth quarter of 2023 compared to $146 million in the fourth quarter of 2022. Included in income from operations before income taxes were other expense, net, and amortization of acquired intangibles totaling $195 million and $204 million in the fourth quarters of 2023 and 2022, respectively. Excluding other expense, net and amortization of acquired intangibles from both periods, income from operations before income taxes increased $155 million in the fourth quarter of 2023 compared to the fourth quarter of 2022.

Net income attributable to Magna International Inc. was $271 million for the fourth quarter of 2023 compared to $95 million in the fourth quarter of 2022. Included in net income attributable to Magna International Inc. were other expense, net, amortization of acquired intangibles and Adjustments to Deferred Tax Valuation Allowances totaling $112 million after tax in the fourth quarter of 2023, compared to $175 million after tax in the fourth quarter of 2022. Excluding these amounts from both periods, net income attributable to Magna International Inc. increased $113 million in the fourth quarter of 2023 compared to the fourth quarter of 2022.

Diluted earnings per share was $0.94 in the fourth quarter of 2023, compared to $0.33 in the comparable period. Adjusted diluted earnings per share was $1.33 compared to $0.94 for the fourth quarter of 2022.

In the fourth quarter of 2023, we generated cash from operations before changes in operating assets and liabilities of $660 million and used $918 million in operating assets and liabilities. Investment activities for the fourth quarter of 2023 included $944 million in fixed asset additions, $189 million in investments, other assets and intangible assets and $1 million in private equity investments.

YEAR ENDED DECEMBER 31, 2023

We posted sales of $42.8 billion for the year ended December 31, 2023, an increase of 13% over the year ended December 31, 2022, which compares to global light vehicle production that increased 8%, including 9%, 11% and 8% higher production in North America, Europe, and China respectively. In addition to higher global vehicle production, our sales benefitted from the launch of new programs and acquisitions net of divestitures, partially offset by the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during the third and fourth quarters of 2023, which negatively impacted sales by approximately $325 million. Excluding the impact of foreign currency translation and acquisitions net of divestitures, sales increased 11%.

Adjusted EBIT increased to $2.2 billion for the year ended December 31, 2023 compared to $1.7 billion for year ended December 31, 2022, primarily due to earnings on higher sales, including higher margins due to the impact of operational excellence and cost initiatives, and productivity and efficiency improvements, including lower costs at previously underperforming facilities, partially offset by higher launch, engineering and other costs associated with new assembly business, the negative impact of the UAW labour strikes during the third and fourth quarters of 2023, the net unfavourable impact of commercial items, lower amortization related to the initial value of public company securities, higher launch costs associated with new manufacturing business, and the impact of acquisitions, net of divestitures.

During the year ended December 31, 2023, income from operations before income taxes was $1.6 billion, net income attributable to Magna International Inc. was $1.2 billion and diluted earnings per share was $4.23, increases of $728 million, $621 million, and $2.20, respectively, each compared to the year ended December 31, 2022.

During the year ended December 31, 2023, Adjusted diluted earnings per share increased 29% to $5.49, compared to the year ended December 31, 2022.

During the year ended December 31, 2023, we generated cash from operations before changes in operating assets and liabilities of $2.9 billion and invested $221 million in operating assets and liabilities. Investment activities for the year ended December 31, 2023 included $1.5 billion to purchase Veoneer Active Safety, $2.5 billion in fixed asset additions, a $562 million increase in investments, other assets and intangible assets and $11 million in public and private equity investments.

RETURN OF CAPITAL TO SHAREHOLDERS

We paid dividends of $133 million and $522 million for the three months and year ended December 31, 2023, respectively.

Our Board of Directors declared a fourth quarter dividend of $0.475 per Common Share. This represents a 3% increase in our dividend, representing our 14th consecutive year of fourth quarter dividend increases. The dividend is payable on March 8, 2024 to shareholders of record as of the close of business on February 23, 2024.

Subject to approval by the Toronto Stock Exchange and New York Stock Exchange, our Board of Directors approved a new Normal Course Issuer Bid (“NCIB”) to purchase up to 0.3 million of our Common Shares, representing approximately 0.11% of our public float of Common Shares. This NCIB is expected to commence on February 15, 2024 and will terminate one year later.

2024 AND 2026 OUTLOOK

Our current year Outlook is provided annually, with quarterly updates; our 2026 Outlook is provided below, but not updated quarterly. Our outlook does not incorporate material unannounced acquisitions or divestitures.

2024 and 2026 Outlook Assumptions

	2024	2026
Light Vehicle Production (millions of units) North America Europe China	15.7 17.4 28.3	16.1 17.3 30.6

Average Foreign exchange rates: 1 Canadian dollar equals 1 euro equals	U.S. $0.74 U.S. $1.08	U.S. $0.74 U.S. $1.08

2024 and 2026 Outlook

	2024	2026
Segment Sales Body Exteriors & Structures Power & Vision Seating Systems Complete Vehicles	$17.4 - $18.0 billion $15.8 - $16.2 billion $5.5 - $5.8 billion $5.6 - $5.9 billion	$19.6 - $20.6 billion $16.8 - $17.4 billion $6.5 - $6.9 billion $6.1 - $6.5 billion
Total Sales	$43.8 - $45.4 billion	$48.8 - $51.2 billion

Adjusted EBIT Margin(2)	5.4% - 6.0%	7.0% - 7.7%

Equity Income (included in EBIT)	$120 - $150 million	$165 - $210 million

Interest Expense, net	Approximately $230 million

Income Tax Rate(3)	Approximately 21%

Adjusted Net Income attributable to Magna(4)	$1.6 - $1.8 billion

Capital Spending	Approximately $2.5 billion

Notes:
(2)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information
(3)	The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation
(4)	Adjusted Net Income attributable to Magna represents Net Income excluding Other expense, net and amortization of acquired intangible assets, net of tax

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2024 and 2026 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer (“OEM”), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; government subsidies to consumers for the purchase of low- and zero-emission vehicles; and other factors.

Segment Analysis
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Body Exteriors & Structures

For the three months
ended December 31,
	2023	2022	Change

Sales	$4,178	$4,004	$174	+	4%

Adjusted EBIT	$280	$200	$80	+	40%

Adjusted EBIT as a percentage of sales (i)	6.7%	5.0%		+	1.7%

(i)   Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Sales.

Sales for Body Exteriors & Structures increased 4% or $174 million to $4.18 billion in the fourth quarter of 2023 compared to $4.00 billion in 2022. The increase in sales was primarily due to higher global light vehicle production, the launch of new programs during or subsequent to the fourth quarter of 2022, including the Ford F-Series SuperDuty, Fisker Ocean, Mercedes-Benz EQE, and Chevrolet Equinox EV, and the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $49 million. These factors were partially offset by the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during the fourth quarter of 2023, which negatively impacted sales by approximately $170 million, and net customer price concessions.

Adjusted EBIT increased $80 million to $280 million for the fourth quarter of 2023 compared to $200 million in the fourth quarter of 2022 and Adjusted EBIT as a percentage of sales increased to 6.7% from 5.0%. These increases were primarily due to earnings on higher sales including higher margins due to the impact of operational excellence and cost initiatives, productivity and efficiency improvements, including lower costs at certain previously underperforming facilities, lower provisions against certain accounts receivable and other balances, higher tooling contribution, and higher customer recoveries net of higher production input costs. These were partially offset by the negative impact of the UAW labour strikes during the fourth quarter of 2023, higher restructuring costs, higher employee profit sharing and incentive compensation.

Power & Vision

For the three months
ended December 31,
	2023	2022	Change

Sales	$3,775	$3,016	$759	+	25%

Adjusted EBIT	$231	$116	$115	+	99%

Adjusted EBIT as a percentage of sales	6.1%	3.8%		+	2.3%

Sales for Power & Vision increased 25% or $759 million to $3.78 billion in the fourth quarter of 2023 compared to $3.02 billion in the fourth quarter of 2022. The increase in sales was primarily due to the launch of new programs during or subsequent to the fourth quarter of 2022, including the Chery Jetour Traveller, Fisker Ocean, Subaru Impreza, and Mercedes-Benz EQE, higher global light vehicle production, acquisitions, net of divestitures, subsequent to the fourth quarter of 2022, which increased sales by $355 million, the net strengthening of foreign currencies against the U.S. dollar, which increased U.S. dollar sales by $59 million, and customer input cost recoveries. These factors were partially offset by the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during the fourth quarter of 2023, which negatively impacted sales by approximately $65 million, and net customer price concessions.

Adjusted EBIT increased $115 million to $231 million for the fourth quarter of 2023 compared to $116 million for the fourth quarter of 2022 and Adjusted EBIT as a percentage of sales increased to 6.1% from 3.8%. These increases were primarily due to earnings on higher sales including higher margins due to the impact of operational excellence and cost initiatives, lower net warranty costs, higher customer recoveries net of higher production input costs, cost savings and efficiencies realized, including as a result of restructuring actions taken, and lower net engineering costs including spending related to our electrification and active safety businesses.

These were partially offset by the negative impact of the UAW labour strikes during the fourth quarter of 2023, and net inefficiencies and other costs, including at certain underperforming facilities.

Seating Systems

For the three months
ended December 31,
	2023	2022	Change

Sales	$1,429	$1,345	$84	+	6%

Adjusted EBIT	$44	$14	$30	+	214%

Adjusted EBIT as a percentage of sales	3.1%	1.0%		+	2.1%

Sales for Seating Systems increased 6% or $84 million to $1.43 billion in the fourth quarter of 2023 compared to $1.35 billion in 2022. The increase in sales was primarily due to the launch of new programs during or subsequent to the fourth quarter of 2022, including the Geely Boyue L, Changan Qiyuan A07, Changan Qiyuan A05, and Fisker Ocean, higher global light vehicle production and the net strengthening of foreign currencies against the U.S. dollar, which increased U.S. dollar sales by $12 million. These factors were partially offset by the negative impact of lost vehicle production as a result of the UAW labour strikes at certain customers during the fourth quarter of 2023, which negatively impacted sales by approximately $40 million, and net customer price concessions.

Adjusted EBIT increased $30 million to $44 million for the fourth quarter of 2023 compared to $14 million for the fourth quarter of 2022 and Adjusted EBIT as a percentage of sales increased to 3.1% from 1.0%. These increases were primarily due to earnings on higher sales including higher margins due to the impact of operational excellence and cost initiatives, productivity and efficiency improvements, including lower costs at previously underperforming facilities, lower launch costs and provisions against certain accounts receivable and other balances in 2022, and commercial items in the fourth quarter of 2023 and 2022, which had a net favourable impact on a year over year basis. These were partially offset by higher production input costs net of customer recoveries, the negative impact of the UAW labour strikes during the fourth quarter of 2023, and foreign exchange losses on the weakening of the Argentine peso against the U.S. dollar.

Complete Vehicles

	For the three months
	ended December 31,
	2023	2022	Change

Complete Vehicle Assembly Volumes (thousands of units)	21.4	28.6		-	25%

Sales	$1,201	$1,330	$(129)	-	10%

Adjusted EBIT	$43	$57	$(14)	-	25%

Adjusted EBIT as a percentage of sales	3.6%	4.3%		-	0.7%

Sales for Complete Vehicles decreased 10% or $129 million to $1.20 billion in the fourth quarter of 2023 compared to $1.33 billion in the fourth quarter of 2022 and assembly volumes decreased 25% or 7,200 units. This sales decline was primarily due to lower assembly volumes, including the end of production of the BMW 5-Series, partially offset by favourable program mix and a $65 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT decreased $14 million to $43 million for the fourth quarter of 2023 compared to $57 million for the fourth quarter of 2022 and Adjusted EBIT as a percentage of sales decreased to 3.6% from 4.3% primarily due to higher launch, engineering and other costs associated with new assembly business, and lower earnings on lower assembly volumes, net of contractual fixed cost recoveries on certain programs, partially offset by commercial items in the fourth quarters of 2023 and 2022, which had a net favourable impact on a year over year basis, and higher customer recoveries net of higher production input costs.

Corporate and Other

Adjusted EBIT was a loss of $40 million for the fourth quarter of 2023 compared to a loss of $20 million for the fourth quarter of 2022. The $20 million decrease was primarily due to lower amortization related to the initial value of public company securities, higher incentive and stock-based compensation, higher investments in research, development and new mobility, and higher labour costs partially offset by an increase in fees received from our divisions.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[U.S. dollars in millions, except per share figures]

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022

Sales	$10,454	$9,568	$42,797	$37,840

Costs and expenses
Cost of goods sold	8,961	8,403	37,185	33,188
Depreciation	372	338	1,436	1,373
Amortization of acquired intangible assets	31	11	88	46
Selling, general and administrative	566	477	2,050	1,660
Interest expense, net	53	17	156	81
Equity income	(3)	(17)	(112)	(89)
Other expense, net [i]	164	193	388	703
Income from operations before income taxes	310	146	1,606	878
Income taxes	12	35	320	237
Net income	298	111	1,286	641
Income attributable to non-controlling interests	(27)	(16)	(73)	(49)
Net income attributable to Magna International Inc.	$271	$95	$1,213	$592

Earnings per Common Share:
Basic	$0.95	$0.33	$4.24	$2.04
Diluted	$0.94	$0.33	$4.23	$2.03

Cash dividends paid per Common Share	$0.46	$0.45	$1.84	$1.80

Weighted average number of Common Shares outstanding during
the period [in millions]:
Basic	286.4	285.9	286.2	290.4
Diluted	286.6	286.3	286.6	291.2

[i]  See "Other expense, net" information included in this Press Release.

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[Unaudited]
[U.S. dollars in millions]

	As at	As at
	December 31,	December 31,
	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$1,198	$1,234
Accounts receivable	7,881	6,791
Inventories	4,606	4,180
Prepaid expenses and other	352	320
	14,037	12,525

Investments	1,273	1,429
Fixed assets, net	9,618	8,173
Operating lease right-of-use assets	1,744	1,595
Intangible assets, net	876	452
Goodwill	2,767	2,031
Deferred tax assets	621	491
Other assets	1,319	1,093
	$32,255	$27,789

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowing	$511	$8
Accounts payable	7,842	6,999
Other accrued liabilities	2,626	2,118
Accrued salaries and wages	912	850
Income taxes payable	125	93
Long‑term debt due within one year	819	654
Current portion of operating lease liabilities	399	276
	13,234	10,998

Long‑term debt	4,175	2,847
Operating lease liabilities	1,319	1,288
Long-term employee benefit liabilities	591	548
Other long‑term liabilities	475	461
Deferred tax liabilities	184	312
	19,978	16,454

Shareholders' equity
Capital stock
Common Shares
[issued: 286,552,908; December 31, 2022 – 285,931,816]	3,354	3,299
Contributed surplus	125	111
Retained earnings	9,303	8,639
Accumulated other comprehensive loss	(898)	(1,114)
	11,884	10,935

Non-controlling interests	393	400
	12,277	11,335
	$32,255	$27,789

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]
[U.S. dollars in millions]

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022

Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$298	$111	$1,286	$641
Items not involving current cash flows	362	406	1,642	1,776
	660	517	2,928	2,417
Changes in operating assets and liabilities	918	739	221	(322)
Cash provided from operating activities	1,578	1,256	3,149	2,095

INVESTING ACTIVITIES
Acquisitions	(29)	(3)	(1,504)	(3)
Fixed asset additions	(944)	(750)	(2,500)	(1,681)
Increase in investments, other assets and intangible assets	(189)	(186)	(562)	(455)
Increase in public and private equity investments	(1)	—	(11)	(29)
Proceeds from dispositions	27	20	122	124
Net cash (outflow) inflow from disposal of facilities	—	—	(48)	6
Cash used for investing activities	(1,136)	(919)	(4,503)	(2,038)

FINANCING ACTIVITIES
Issues of debt	16	9	2,083	54
Increase in short-term borrowings	492	8	487	11
Repayments of debt	(627)	(39)	(644)	(456)
Issue of Common Shares on exercise of stock options	6	3	20	8
Tax withholding on vesting of equity awards	(1)	—	(11)	(15)
Repurchase of Common Shares	(2)	(5)	(13)	(780)
Contributions to subsidiaries by non-controlling interests	11	—	11	5
Dividends paid to non-controlling interests	(25)	(24)	(74)	(46)
Dividends	(133)	(126)	(522)	(514)
Cash (used for) provided from financing activities	(263)	(174)	1,337	(1,733)

Effect of exchange rate changes on cash and cash equivalents	(3)	(31)	(19)	(38)

Net increase (decrease) in cash, cash equivalents during the period	176	132	(36)	(1,714)
Cash and cash equivalents, beginning of period	1,022	1,102	1,234	2,948
Cash and cash equivalents, end of period	$1,198	$1,234	$1,198	$1,234

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER EXPENSE, NET

		Three months ended		Year ended
		December 31,		December 31,
		2023	2022	2023	2022

Investments	[a]	$98	$101	$201	$221
Restructuring	[b]	66	22	148	22
Veoneer Active Safety Business transaction costs	[c]	—	—	23	—
Impairments and loss on sale of operations in Russia	[d]	—	—	16	376
Loss on sale of business	[e]	—	58	—	58
Impairments	[f]	—	12	—	26
		$164	$193	$388	$703

[a] Investments

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022

Revaluation of public company warrants	$93	$77	$110	$173
Non-cash impairment charge [i]	5	—	90	—
Revaluation of public and private equity investments	—	24	1	49
Net gain on sale of public equity investments	—	—	—	(1)
Other expense, net	98	101	201	221
Tax effect	(24)	(26)	(28)	(53)
Net loss attributable to Magna	$74	$75	$173	$168

[i] The non-cash impairment charges relate to impairments of a private equity investments and related long-term receivables within Other assets.

[b] Restructuring

For the three months ended December 31, 2023, the Company recorded restructuring charges of $57 million [$51 million after tax] in its Power & Vision segment, and $9 million [$9 million after tax] in its Body Exteriors & Structures segment, respectively.

For the twelve months ended December 31, 2023, the Company recorded restructuring charges of $117 million [$97 million after tax] in its Power & Vision segment, and $31 million [$27 million after tax] in its Body Exteriors & Structures segment, respectively.

[c] Veoneer Active Safety Business transaction costs

During 2023, the Company incurred $23 million [$22 million after tax] of transaction costs related to the acquisition of the Veoneer Active Safety Business [“Veoneer AS”].

[d] Impairments and loss on sale of operations in Russia

During the second quarter of 2022, the Company recorded a $376 million [$361 million after tax] impairment charge related to its investment in Russia as a result of the expected lack of future cashflows and the uncertainties connected with the Russian economy. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in its Body Exteriors & Structures and Seating Systems segments, respectively.

During the third quarter of 2023, the Company completed the sale of all of its investments in Russia resulting in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

[e] Loss on sale of business

During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation. Under the terms of the arrangement, the Company was contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million [$57 million after tax]. During the first quarter of 2023, the Company completed the sale of this operation which resulted in a net cash outflow of $25 million.

[f] Impairments

For the twelve months ended December 31, 2022, the Company recorded a provision against its assets related to the closure of a customer in China of $10 million [$9 million after tax] in its Body Exteriors & Structures segment and $4 million [$3 million after tax] in its Power & Vision segment, respectively. The company also recorded a fixed asset impairment for $12 million [$12 million after tax] in its Body Exteriors & Structures segment.

SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other (income) expense, net.

Effective July 1, 2023, the Company revised its calculation of Adjusted EBIT to exclude the amortization of acquired intangible assets. The Company believes that excluding the amortization of acquired intangible assets from Adjusted EBIT helps management and investors in understanding its underlying performance and improves comparability between its segmented results of operations and its peers. The Adjusted EBIT presented in the tables below, including for the prior period, have been updated to reflect the revised calculation.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company's reporting segments: See Non-GAAP Financial Measures section for a reconciliation of Adjusted EBIT to the Company’s consolidated net income.

	Three months ended December 31, 2023
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation	Equity loss (income)	Fixed asset additions

Body Exteriors & Structures	$4,178	$4,116	$280	$178	$1	$633
Power & Vision	3,775	3,716	231	132	1	242
Seating Systems	1,429	1,425	44	27	—	44
Complete Vehicles	1,201	1,192	43	25	(5)	20
Corporate & Other [i]	(129)	5	(40)	10	—	5
Total Reportable Segments	$10,454	$10,454	$558	$372	$(3)	$944

	Three months ended December 31, 2022
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation	Equity (income) loss	Fixed asset additions

Body Exteriors & Structures	$4,004	$3,945	$200	$169	$—	$442
Power & Vision	3,016	2,961	116	117	(5)	203
Seating Systems	1,345	1,344	14	19	(6)	43
Complete Vehicles	1,330	1,318	57	28	(7)	52
Corporate & Other [i]	(127)	—	(20)	5	1	10
Total Reportable Segments	$9,568	$9,568	$367	$338	$(17)	$750

	Year ended December 31, 2023
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation	Equity loss (income)	Fixed asset additions

Body Exteriors & Structures	$17,511	$17,199	$1,304	$716	$4	$1,638
Power & Vision	14,305	14,052	668	510	(107)	664
Seating Systems	6,047	6,027	218	89	(3)	108
Complete Vehicles	5,538	5,502	124	100	(8)	65
Corporate & Other [i]	(604)	17	(76)	21	2	25
Total Reportable Segments	$42,797	$42,797	$2,238	$1,436	$(112)	$2,500

	Year ended December 31, 2022
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation	Equity loss (income)	Fixed asset additions

Body Exteriors & Structures	$16,004	$15,763	$852	$697	$10	$928
Power & Vision	11,861	11,636	502	473	(77)	544
Seating Systems	5,269	5,252	104	79	(15)	101
Complete Vehicles	5,221	5,180	235	107	(10)	94
Corporate & Other [i]	(515)	9	15	17	3	14
Total Reportable Segments	$37,840	$37,840	$1,708	$1,373	$(89)	$1,681

[i]  Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.
[ii] For a definition and reconciliation of Adjusted EBIT, refer to our Non-GAAP financial measures reconciliation included in the “Supplemental Data” section of this Press Release.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

NON-GAAP FINANCIAL MEASURES

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below. We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company’s financial position and results of operations, and to improve comparability between fiscal periods. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share, are useful measures in assessing the Company’s financial performance by excluding certain items that are not indicative of the Company's core operating performance. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022

Net income	$298	$111	$1,286	$641
Add:
Amortization of acquired intangible assets	31	11	88	46
Interest expense, net	53	17	156	81
Other expense, net	164	193	388	703
Income taxes	12	35	320	237
Adjusted EBIT	$558	$367	$2,238	$1,708

The following table reconciles Net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022

Net income attributable to Magna International Inc.	$271	$95	$1,213	$592
Add:
Amortization of acquired intangible assets	31	11	88	46
Tax effect on Amortization of acquired intangible assets	(6)	(2)	(17)	(8)
Other expense, net	164	193	388	703
Tax effect on Other expense, net	(30)	(27)	(53)	(71)
Adjustments to Deferred Tax Valuation Allowances [i]	(47)	—	(47)	(29)
Adjusted net income attributable to Magna International Inc.	$383	$270	$1,572	$1,233
Diluted weighted average number of Common Shares
outstanding during the period (millions):	286.6	286.3	286.6	291.2
Adjusted diluted earnings per share	$1.33	$0.94	$5.49	$4.24

[i]  The Company records quarterly adjustments to the valuation allowance against its deferred tax assets in continents like North America, Europe, Asia, and South America. The net effect of these adjustments is a reduction to income expense. [‘‘Adjustments to Deferred Tax Valuation Allowances’’].

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Data Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our year ended December 31, 2023 results and 2024 and 2026 Outlook on Friday, February 9, 2024 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-621-4410. International callers should use 1-416-981-9010. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS
Quarterly earnings, full year results, outlook, financial results, vehicle production

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT
Nancy Hansford, Executive Assistant, Investor Relations
nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS (5)
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 179,000(6) employees across 342 manufacturing operations and 104 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

(5) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
(6) Number of employees includes over 166,000 employees at our wholly owned or controlled entities and over 13,000 employees at certain operations accounted for under the equity method.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production	Light vehicle sales levels Production disruptions, including as a result of labour strikes Supply disruptions Production allocation decisions by OEMs
Total Sales Segment Sales
  Same risks as for Light Vehicle Production above
  The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production
  The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production
  Concentration of sales with six customers
  Shifts in market shares among vehicles or vehicle segments
  Shifts in consumer “take rates” for products we sell
  Relative foreign exchange rates

Adjusted EBIT Margin Net Income Attributable to Magna
  Same risks as for Total Sales and Segment Sales above
  Successful execution of critical program launches
  Operational underperformance
  Product warranty/recall risks
  Production inefficiencies in our operations due to volatile vehicle production allocation decisions by OEMs
  Higher costs incurred to mitigate the risk of supply disruptions
  Inflationary pressures
  Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs
  Price concessions
  Risks of conducting business with Fisker and other newer EV-focused OEMs
  Commodity cost volatility
  Scrap steel price volatility
  Higher labour costs
  Tax risks

Equity Income	Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna Risks related to conducting business through joint ventures

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks
  inflationary pressures;
  interest rate levels;
  geopolitical risks;
Risks Related to the Automotive Industry
  economic cyclicality;
  regional production volume declines;
  deteriorating vehicle affordability;
  misalignment between Electric Vehicle (“EV”) production and sales;
  intense competition;
Strategic Risks
  alignment of our product mix with the “Car of the Future”;
  our evolving business risk profile as a result of increased investment in battery enclosures, powertrain electrification, autonomous/assisted driving systems and new mobility business models;
  our ability to consistently develop and commercialize innovative products or processes;
  our investments in mobility and technology companies;
  strategic and other risks related to the transition to electromobility;
  inability to achieve future investment returns that equal or exceed past returns;
Customer-Related Risks
  concentration of sales with six customers;
  inability to significantly grow our business with Asian customers;
  growth of EV-focused OEMs, including risks related to limited financial, liquidity/capital or other resources, less mature product development and validation processes, uncertain market acceptance of their products/services and untested business models;
  dependence on outsourcing;
  OEM consolidation and cooperation;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  potential loss of any material purchase orders;
  production disruptions affecting our customers;
  quarterly sales fluctuations;
Supply Chain Risks
  semiconductor supply chain disruptions and price increases;
  other supply chain disruptions;
  regional energy disruptions and pricing;
  a deterioration of the financial condition of our supply base;
Manufacturing/Operational Risks
  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  skilled labour attraction/retention;
  leadership expertise and succession;
Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity price volatility;
  declines in scrap steel/aluminum prices;
Warranty/Recall Risks
  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims;
Climate Change Risks
  transition, physical, strategic and other risks related to climate change, as described in our Sustainability Report;
IT Security/Cybersecurity Risks
  IT/Cybersecurity breach;
  product Cybersecurity breach;
Acquisition Risks
  inherent merger and acquisition risks;
  acquisition integration risk;
Other Business Risks
  risks related to conducting business through joint ventures;
  intellectual property risks;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  ability to achieve expected returns on capital investments;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;
  the unpredictability of, and fluctuation in, the trading price of our Common Shares;
Legal, Regulatory and Other Risks
  legal claims and/or regulatory actions against us;
  changes in laws and regulations, including tax laws and laws related to vehicle emissions;
  potential restrictions on free trade; and
  trade disputes/tariffs.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

  discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
  set out in our revised Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F / 40-F/A filed with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca